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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING
                                       of

                                    FORM 10-Q
                        For Period Ended: March 31, 2000



                                  HOME BANCORP
                              --------------------
                              (Name of Registrant)



    132 East Berry Street, P.O. Box 989
    Fort Wayne, Indiana                                         46801-0989
 ---------------------------------------                        ----------
 (Address of principal executive offices)                       (Zip Code)


                                 (219) 422-3502
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              (Registrant's telephone number, including area code)
                     (Address of Principal Executive Office)




                                     0-22376
                            (Commission File Number)



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                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject quarterly report on Form 10-Q will be
                           filed on or before the fifth calendar day following the prescribed due date; and

         [ ]      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed period.



         HOME BANCORP (the "Company") is unable to file its Form 10-QSB for the quarter ended March 31, 2000 because the 10-Q was not released from the External Auditors, Crowe Chizek, until after 4 p.m. Eastern Daylight Time on on May 15, 2000.

Part IV - Other Information


         (1) Name and telephone number of person to contact in regard to this notification.

              Timothy A. Sheppard                                   219-422-3502
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         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes [X]                   No [ ]


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                           Yes [ ]                   No [X]



         HOME BANCORP Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 15, 2000              By:    /s/ Timothy A. Sheppard
                                         ---------------------------------------
                                         Name:   Timothy A. Sheppard
                                         Title:  Treasurer